FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden
hours per response.......0.5

1. Name and Address of Reporting Person* Textor Donald F. 381 Lattingtown Road Locust Valley NY 11560	2. Issuer Name and Ticker or Trading Symbol EOG Resources, Inc. (EOG)		6. Relationship of Reporting Person(s) to Issuer (check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/31/03	
		5. If amendment, Date of Original (Month/Day/Year) 01/31/03	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More Than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock - Phantom	01/31/03		A		389.084	A	$38.76	2,411	D	
Common Stock	01/31/03							10,000 (1)	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 2
2/3/2003 2:26:14 PM

Form 4 (cont.)

1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol
Textor Donald F.	EOG Resources, Inc. (EOG)
381 Lattingtown Road	
Locust Valley NY 11560	4. Statement for Month/Day/Year
	01/31/03

Table II -Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (mm/dd/yy)	3A. Deemed Execution Date, if any (mm/dd/yy)	4. Transaction Code (Instr. 8)		5. No. of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)		6. Date Exercisable and Expiration Date (mm/dd/yy)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. No. of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) - Updating to correct Direct Holdings

By:/s/ DONALD F. TEXTOR		01/31/03
Donald F. Textor		Date
**Signature of Reporting Person		